

Espanita Tequila Company, LLC

Financial Statements

(With Independent Auditors' Report)

December 31, 2022 and 2021



Independent Auditors' Report

The Members and Board of Directors
Espanita Tequila Company, LLC

Opinion

We have audited the accompanying financial statements of Espanita Tequila Company, LLC (a Wyoming limited liability company) (the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in members' equity and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com



- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
March 29, 2023

ESPANITA TEQUILA COMPANY, LLC
BALANCE SHEETS
December 31, 2022 and 2021

		2022		2021
ASSETS				
Current assets				
Cash and cash equivalents	$	165,303	$	167,757
Prepaid expenses		19,500		-
Related party accounts receivable		80,984		72,480
Current portion of related party notes receivable (Note 6)		310,000		180,000
Related party interest receivable (Note 6)		20,530		6,963
Total current assets		596,317		427,200
Related party notes receivable, net of current portion (Note 6)		250,000		-
Total assets	$	846,317	$	427,200
LIABILITIES AND MEMBERS' EQUITY				
Current liabilities				
Accounts payable	$	3,643	$	-
Accrued interest		43,059		20,190
Total current liabilities		46,702		20,190
Long-term liabilities				
Convertible notes payable (Note 4)		410,000		300,000
Total long-term liabilities		410,000		300,000
Total liabilities		456,702		320,190
Commitments and contingencies (Note 3)		-		-
Members' equity				
Preferred units - 12,000,000 units authorized, 395,049 and 146,250 units issued and outstanding as of December 31, 2022 and 2021, respectively		710,281		250,000
Common units - 15,000,000 units authorized, 15,000,000 units issued and outstanding as of December 31, 2022 and 2021		2,583		2,583
Accumulated deficit		(323,249)		(145,573)
Total members' equity		389,615		107,010
Total liabilities and members' equity	$	846,317	$	427,200

The accompanying notes are an integral part of these financial statements.

ESPANITA TEQUILA COMPANY, LLC
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2022 and 2021

		2022		**2021**
Revenues:				
Related party revenues	$	131,460	$	72,480
Related party interest income (Note 6)		34,151		13,568
Total revenues		165,611		86,048
Operating expenses:				
Professional fees		10,025		6,161
Related party management fee (Note 7)		99,000		33,443
Related party product development costs (Note 7)		37,560		36,731
Product development costs		12,059		-
Office and other administrative		255		50
Related party marketing and advertising (Note 7)		104,654		-
Marketing and advertising		56,866		134,715
Total operating expenses		320,419		211,100
Operating loss		(154,808)		(125,052)
Other expense				
Interest expense		22,868		17,967
Total other expense, net		22,868		17,967
Loss before income taxes		(177,676)		(143,019)
Income tax expense		-		-
Net loss	$	(177,676)	$	(143,019)

The accompanying notes are an integral part of these financial statements.

ESPANITA TEQUILA COMPANY, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2022 and 2021

	Preferred Units		Common Units		Accumulated	
	Units	Amount	Units	Amounts	Deficit	Total
Balance at December 31, 2020	-	$ -	15,000,000	$ 2,583	$ (2,554)	$ 29
Member contributions for cash	146,250	250,000	-	-	-	250,000
Net loss	-	-	-	-	(143,019)	(143,019)
Balance at December 31, 2021	146,250	250,000	15,000,000	2,583	(145,573)	107,010
Member contributions for cash, net of issuance costs	248,799	460,281	-	-	-	460,281
Net loss	-	-	-	-	(177,676)	(177,676)
Balance at December 31, 2022	395,049	$ 710,281	15,000,000	$ 2,583	$ (323,249)	$ 389,615

The accompanying notes are an integral part of these financial statements.

ESPANITA TEQUILA COMPANY, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities		
Net loss	$ (177,676)	$ (143,019)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses	(19,500)	-
Related party accounts receivable	(8,504)	(72,480)
Related party interest receivable	(13,567)	(6,963)
Accounts payable	3,643	-
Accrued interest	22,869	17,967
Cash flows used in operating activities	(192,735)	(204,495)
Cash flows from investing activities		
Issuance of related party notes receivable	(560,000)	(180,000)
Proceeds from repayment of related party notes receivable	180,000	-
Cash flows used in investing financing activities	(380,000)	(180,000)
Cash flows from financing activities		
Issuance of preferred units, net	460,281	250,000
Issuance of convertible notes payable	110,000	10,000
Cash flows provided by financing activities	570,281	260,000
Net decrease in cash and cash equivalents	(2,454)	(124,495)
Cash and cash equivalents, beginning of period	167,757	292,252
Cash and cash equivalents, end of period	$ 165,303	$ 167,757
Supplemental disclosures for cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

ESPANITA TEQUILA COMPANY, LLC
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2022 and 2021

Note 1 - Nature of Business

Espanita Tequila Company, LLC (the "Company") was incorporated in the State of Wyoming on January 15, 2020 ("Inception"). The Company performs marketing and brand development services, which includes financing the procurement of Espanita Tequila and its production components for Double Eagle Imports, Ltd. (the "Importer"), the importer of the spirits brand Espanita Tequila, which is distributed throughout the United States of America.

All of the Company's marketing revenue is generated through its contract with the Importer. The Importer is owned and controlled by the Company's President, who is also the majority owner of the Company. In addition, the Importer performed certain services on behalf of the Company and was invoiced by the Importer for these services. See description of the services performed in Note 7, Related Parties. There can be no assurance that the transactions between the Importer and the Company were conducted on an arm's length basis.

Note 2 – Summary of Significant Accounting Policies and Practices

Basis of Presentation
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Related Party Accounts Receivable & Revenue Recognition
Accounts Receivable
Accounts receivable are uncollateralized customer obligations due under normal trade terms generally requiring payment within 180 days from the invoice date. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current collectability status of accounts, which includes historical loss experience and the length of time receivables are past due. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. The Company has a provision for doubtful accounts of $0 as of December 31, 2022 and 2021, respectively.

Note 2 – Summary of Significant Accounting Policies and Practices (continued)

Revenue Recognition
Revenues are primarily derived from the planning and execution of marketing and brand awareness campaigns for the Importer. The Company has one contract with the Importer, a related party through common ownership and officers. The Importer can terminate the contract by providing 10 days notice to the Company. The Company's payment terms with the Importer require payment within 180 days of invoicing. Invoicing occurs at the end of the calendar year, after services have been performed by the Company.

The Company recognizes revenue when it determines the customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue as or when the Company satisfies the performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, the Company assess the goods or services promised within each contract and determine those that are distinct performance obligations. The Company then assess whether it act as an agent or a principal for each identified performance obligation and include revenue within the transaction price for third-party costs when the Company determines that it acts as principal. The Company typically does not capitalize costs to obtain a contract as these amounts would generally be recognized over a period of one year or less.

Generally, the Company's compensation is based on negotiated fixed price contracts. The majority of those fees are recognized over time as services are performed, either utilizing a function of hours incurred and rates per hour, as compared to periodically updated estimates to complete, or ratably over the term of the contract. The Company reports revenue net of taxes assessed by governmental authorities that are directly imposed on revenue-producing transactions.

Performance Obligations
Client contracts include various goods and services that are capable of being distinct, are distinct within the context of the contract and are therefore accounted for as separate performance obligations. The Company allocates revenue to each performance obligation in the contract at inception based on its relative standalone selling price.

Principal vs. Agent
When a third-party is involved in the delivery of services to the client, the Company assesses whether or not it are acting as a principal or an agent in the arrangement. The assessment is based on whether the Company controls the specified services at any time before they are transferred to the customer. The Company has determined that in its marketing business, the Company generally acts as a principal.

Deferred revenue is presented for services that have not yet been performed for the customer, but for which tender has been accepted. Deferred revenue is recognized in sales at a point in time when the customer has received the service.

Note 2 – Summary of Significant Accounting Policies and Practices (continued)

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in the principal or most advantageous market for the asset or liability in an ordinary transaction between market participants on the measurement date. The Company's policy on fair value measures requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The policy establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The policy prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 – Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 – Applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data;

Level 3 – Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

As of December 31, 2022, the Company had no assets or liabilities that were reported at fair value. The carrying amounts of the Company's financial instruments, which include cash equivalents and accrued interest, approximate their fair values due to their short maturities. The fair value of related party notes receivable and convertible notes payable were based on management's best estimate of what the amount could be settled for, which approximates the carrying value as of December 31, 2022.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate.

Note 2 – Summary of Significant Accounting Policies and Practices (continued)

The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any.

The Company is subject to franchise and income tax filing requirements in the State of Wyoming. The Company is generally subject to tax examinations relating to federal and state tax returns for a period of three years.

Concentrations of Credit Risk
From time-to-time, cash balances, held at a major financial institution, may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organization Costs
Organizational costs, including accounting fees, legal fees and costs of incorporation are expensed as incurred.

Share-based compensation
The Company expenses all share-based payment to employees, including the grant of preferred and common units, in the income statement based on their fair value less estimated forfeitures. Compensation cost is recognized over the award's requisite service period (which is generally the vesting term).

The value of equity instruments issued to non-employees is calculated for all transactions in which goods or services are the consideration received for the issuance of equity instruments and is accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measured. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty's performance is complete or the commitment date if there is sufficient disincentive to ensure performance.

Recent Accounting Pronouncements
On January 1, 2022, the Company adopted FASB Accounting Standards Codification ("ASC") Topic 842, *Leases ("ASC Topic 842")*. ASC Topic 842 requires entities to recognize lease assets and liabilities on the balance sheet for all leases with a term of more than one year, including operating leases, which historically were not recorded on the balance sheet in accordance with the prior lease accounting standard.

The adoption of ASC Topic 842 did not have any impact on the Company's balance sheet, statement of operations or cash flows.

Other Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Commitments and Contingencies

Risk Management
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Note 4 – Convertible Notes Payable

In 2022, the Company issued six convertible notes payable for $110,000. In January 2021, the Company issued one convertible notes payable for $10,000. This is in addition to the eleven convertible notes payable of $290,000 outstanding as of December 31, 2020 (the "Convertible Notes"). As of December 31, 2022, the total convertible notes payable balance is $410,000. The Convertible Notes have a 6.0% interest rate and mature four-years from the date of issuance. The Convertible Notes have a $15.0 million Valuation Cap (as defined in the Convertible Notes agreement). The scheduled maturity on the convertible notes payable as of December 31, 2022 is as follows:

December 31st:		
2023	$	-
2024		290,000
2025		10,000
2026		110,000
Total	$	410,000

In the event that the Company issues and sells membership units (the "Equity Securities") on or before the maturity date of the Convertible Notes in a Qualified Financing of greater than $1.0 million (as defined in the Convertible Note agreement), excluding the conversion of the Convertible Notes, then, the outstanding principal amount and unpaid accrued interest of the Convertible Notes will automatically convert without any further action by the Convertible Note holder into Equity Securities of the Company at a conversion price equal to the lesser of (i) the price paid per unit for Equity Securities in the Qualified Financing multiplied by 0.8, or (ii) the quotient resulting from dividing a $15.0 million Valuation Cap by the number of outstanding Equity Securities of the Company immediately prior to the Qualified Financing (assuming conversion of all outstanding options and warrants, but excluding the membership units to be issuable upon the conversion of the Convertible Notes or other convertible securities issued for capital raising purposes (e.g. Simple Agreements for Future Equity)). The issuance of Preferred Units pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Preferred Units sold in the Qualified Financing.

Note 4 – Convertible Notes Payable (continued)

If the Company is dissolved by its Managing Member pursuant to Section 13 of the Company's Operating agreement as a result of a sale of Espanita® registered USA trademark and other intellectual property assets held by Spirited Ventures I, LLC in an arm's length transaction with a third-party buyer, then the outstanding principal amount of the Convertible Notes any unpaid accrued interest shall automatically convert without any further action by the Holder into Preferred units of the Company at a conversion price equal to the quotient resulting from dividing $15.0 million Valuation Cap by the number of outstanding Equity Securities of the Company immediately prior to the date of dissolution (assuming conversion of all outstanding options, warrants and any other units reserved for future issuance under equity inceptive plans of the Company, but excluding the membership units to be issuable upon the conversion of the Convertible Notes or other indebtedness). Additionally, all Equity Securities of the Company that are issued and outstanding prior to the date of dissolution will be consequently converted into equity securities of Spirited Ventures I, LLC of the same class, rights, privileges, and obligations and in the same percentage of ownership pursuant to the terms and conditions of Section 13 of the Company's Operating Agreement.

If the Company's Gross Revenue (as defined in the Convertible Note agreement) exceeds $1,500,000 in the preceding consecutive twelve (12) month period as evidence by unaudited financial statements, prepared by a Certified Public Accountant according to Generally Accepted Accounting Principles (GAAP), then the outstanding principal amount of the Convertible Notes and any unpaid accrued interest shall automatically convert without any further action by the Holder into Preferred units of the Company at a conversion price equal to the quotient resulting from dividing $15.0 million Valuation Cap by the number of outstanding Equity Securities of the Company immediately prior to the Gross Revenue date (assuming conversion of all outstanding options, warrants and any other units reserved for future issuance under equity inceptive plans of the Company, but excluding the membership units to be issuable upon the conversion of the Convertible Notes or other indebtedness.

If these notes have not been previously converted, then the Holder may elect to convert the Convertible Notes and any accrued but unpaid interest into fully paid and non-assessable Preferred Units of the Company at a conversion price equal to the quotient of the $15.0 million Valuation Cap divided by the number of outstanding, fully diluted number of Equity Securities immediately prior to the Voluntary Conversion Date, including all outstanding options, warrants and any other units reserved for future issuance under equity inceptive plans of the Company, but excluding the membership units to be issuable upon the conversion of the Convertible Notes or other indebtedness. The Holder is permitted to make this election at any time prior to the maturity date of the Convertible Notes.

Note 5 – Common and Preferred Units

Preferred Units
Under the Company's operating agreement, the Company is authorized to issue 12,000,000 preferred units. The preferred units have no voting rights.

During the year ended December 31, 2021, the Company issued 146,250 preferred units and received $250,000 in cash proceeds.

During the year ended December 31, 2022, the Company issued 248,799 preferred units and received $460,280 in cash proceeds, net of issuance costs.

As of December 31, 2022 and 2021, there were 395,049 and 146,250 preferred units issued and outstanding, respectively.

Note 5 – Common and Preferred Units (continued)

The Company has an agreement with WeFunder to sell securities through WeFunder's portal to obtain investors. For use of the portal, the Company is charged 7.5% of the gross cash proceeds received. As of December 31, 2022, the Company paid $37,320 in fundraising expenses that are reflected net the members' contributions received in the statements of changes in members' equity.

Common Units
Under the Company's operating agreement, the Company is authorized to issue 15,000,000 common units. The common units have voting rights. During the year ended December 31, 2020, the Company issued 15,000,000 common units and received $2,583 in cash proceeds. As of December 31, 2022 and 2021, there were 15,000,000 common units issued and outstanding.

Note 6 – Related Party Note Receivable

Throughout 2022 and 2021, the Company issued notes receivable to the Importer to fund the Importer's working capital. As of December 31, 2022 and 2021, the balance due on the related party notes receivable was $560,000 and $180,000, respectively. The notes receivable due in 2022 were paid in full in the amount of $180,000 plus accrued interest of $20,584.

As of December 31, 2022 and 2021, the related party interest receivable was $20,530 and $6,963, respectively. The outstanding related party notes receivable have an interest rate of 12% and mature over the period March 2023 through December 2024.

Note 7– Related Party Expenses

The Importer is owned and controlled by the Company's President, who is also the majority owner of the Company. The Importer performed certain services on behalf of the Company and was invoiced by the Importer for these services. There can be no assurance that the transactions between the Importer and the Company were conducted on an arm's length basis.

The Importer provided supply chain management and other regulatory services for the Company at a rate of $250 per hour during the years ended December 31, 2022 and 2021.

The Importer provided services to enhance and upgrade the Company's marketing materials and tequila products during the years ended December 31, 2022 and 2021.

The Importer provided services to assist the Company in selling the Company's products to licensed retailers and distributors.

As of December 31, 2022 and 2021, all related party expenses related to services performed by the Importer for the Company were paid in full. For the years ended December 31, 2022 and 2021, the Company paid the following expenses to the Importer:

	2022	2021
Management fee	$ 99,000	$ 33,443
Product development costs	37,560	36,731
Marketing and advertising	104,654	-
Total	$ 241,214	$ 70,174

Note 8 – Subsequent Events

In January and February 2023, the Company issued 36,205 preferred units and received $72,410 in cash proceeds.

The Company has evaluated subsequent events through March 29, 2023, the date the financial statements were available to be issued.